

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 28, 2017

<u>Via E-mail</u>
James R. Ficarro
Chief Operating Officer
NRE Delaware, Inc.
125 Park Avenue
New York, NY 10017

> **Re: NRE Delaware, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 13, 2017**
> **CIK No. 0001690680**

Dear Mr. Ficarro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We have referred your response to comment 4 to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

<u>Summary, page 1</u>

2.   We note your response to comments 5 and 10 and reissue them in part. For example,

- The last risk factor on page 31 addresses the possibility that your dividend policy will be materially different from the distribution policy of Newmark Holdings. Please revise

> where appropriate to clarify if and how you intend to coordinate these policies so that payouts are not materially different.

- The last paragraph on page 41 references benefits from the planned distribution and potential business conflicts if the distribution does not occur. Please clarify in plain terms what benefits you expect to lose in the event the distribution does not occur. Additionally, as you would still be controlled by BGC's affiliates, it is unclear why business conflicts would not remain even if the distribution occurs.

- The last risk factor on page 42 states that you "may have potential" conflicts of interest. However, it appears that actual conflicts exist. Please revise the summary and risk factors to more clearly identify actual conflicts and the extent to which your business and clients overlap with those of BGC.

3. We note your revised disclosure and response to prior comment 12. Please revise to disclose, if true, that your conflicts policies grant BGC priority for all corporate opportunities other than those offered "expressly and solely" to you.

Our Post-IPO Organizational Structure, page 5

4. We read your response to comment 8. Please clarify whether the restricted net assets of Newmark Holdings and Newmark OpCo will exceed 25 percent of Newmark's net assets. Refer to Rule 4-08(e) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Data, page 55

5. Due to the complexity of the series of transactions being presented, such as the separation and contribution of assets, the financing transactions and the offering, please revise to present the pro forma adjustments associated with each material transaction in a separate column of your pro forma financial statements followed by a separate pro forma subtotal column.

Compensation Discussion and Analysis, page 103

6. We note the revised disclosures for incentive plan bonus goals and other bonus goals for 2016. Please revise page 110 to disclose the "criteria and targets" used to determine 2016 bonus compensation. In this regard, it is unclear what level of "improvement or percentage growth" was necessary under the bonus plans.

Combined Statements of Cash Flows, pages F-10 and F-35

7. We read your response to comment 27. Please revise your financial statements to label as restated the amounts changed due to the error correction. Please also provide the required error correction disclosures. Refer to ASC 250-10-50-7.

Note 6. Related Party Transactions
Loans, Forgivable Loans and Other Receivables from Employees and Partners, pages F-22 and F-48

8.   We read your response to comments 25 and 27. Please tell us in greater detail the nature, terms and purpose of each type of loan and receivable. Please also tell us the services provided and the time commitment associated with providing these services during each period. For employees or partners that cease to provide service, please tell us your experience in collecting the remaining loan or receivable amounts from them versus writing off or impairing them. Please also provide us with a roll forward for each period presented of the loan and receivable activity, presenting separately new cash advances, forgiveness due to service under the contract, write off or impairment for other reasons, cash repayment and other amounts as needed. Please explain the circumstances of the write offs or impairments for other reasons. You reference a portion of your compensation expense that relates to the estimated recovery of employee loans. Please tell us in greater detail what the estimated recovery portion and the remaining portion each consist of and how each amount is computed. Please also tell us as of each balance sheet date presented the amounts of loans and receivables from each of the following:
- Employees that are not partners,
- Partners that are also employees,
- Partners that are not employees.

Exhibits, page II-5

9.   Please file your agreement with Knight Frank and your lease agreement for your principal executive offices. See Item 601(b)(10) of Regulation S-K.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel
        BGC Partners, Inc.

        David K. Lam
        Wachtell, Lipton, Rosen & Katz